SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                           ___________________________

                              AMENDMENT NO. 1 TO

                                SCHEDULE 14D-9
                 Solicitation/Recommendation Statement Pursuant to
               Section 14(d)(4) of the Securities Exchange Act of 1934
                           ___________________________

                                  BIG B, INC.
                           (Name of Subject Company)

                                 BIG B, INC.
                       (Name of Person Filing Statement)

                      COMMON STOCK, PAR VALUE $0.001 PER SHARE
                          (Title of Class of Securities)
                          ___________________________

                                   088891106
                     (CUSIP Number of Class of Securities)
                         ___________________________

                               ANTHONY J. BRUNO
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 BIG B, INC.
                            2600 MORGAN ROAD, S.E.
                              BESSEMER, AL 35023
                                 (205) 424-3421
               (Name, address and telephone number of person authorized
                  to receive notice and communications on behalf
                          of the person filing statement)
                          ___________________________

                                  COPIES TO:

             RICHARD COHN, ESQ.     AND      RANDALL H. DOUD, ESQ.
           SIROTE & PERMUTT, P.C.            SKADDEN, ARPS, SLATE
         2222 ARLINGTON AVENUE SOUTH           MEAGHER & FLOM
             BIRMINGHAM, AL 35205            919 THIRD AVENUE
                  (205) 930-5130             NEW YORK, NY 10022
                                             (212) 735-3000


                    This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Big B, Inc., an Alabama corporation ("Big B"), filed with the Securities and Exchange Commission on September 23, 1996, with respect to the tender offer made by Revco D.S., Inc., a Delaware corporation ("Revco"), and RDS Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Revco ("RDS Acquisition"), to purchase all outstanding shares of Big B Common Stock at a price of $15 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 1996, of Revco and RDS Acquisition and the related Letter of Transmittal of Revco and RDS Acquisition.

                    Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the
          Schedule 14D-9.

          ITEM 4. THE SOLICITATION OR RECOMMENDATION and
          ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE
          SUBJECT COMPANY

                    Beginning on September 23, 1996, Big B has entered into confidentiality agreements with a number of parties which have expressed interest in developing acquisition proposals for Big B. Each of these confidentiality agreements was substantially in the form of the Confidentiality Agreement filed as Exhibit 7 to the Schedule 14D-9. Pursuant to such confidentiality agreements, Big B has provided certain confidential financial information to each such interested party. Big B has received preliminary, non-binding expressions of interest from certain of such parties at indicated values in excess of the $15.00 per share of Big B Common Stock contemplated by the Offer, and Big B expects to continue to provide confidential financial information to each such interested party.

                    On September 23, 1996, Big B sent to Revco a proposed confidentiality agreement in the form of the Confidentiality Agreement filed as Exhibit 7 to the
          Schedule 14D-9. Between September 23, 1996 and September 27, 1996, Big B and Revco, through their respective legal advisors, discussed various matters relating to the confidentiality agreement but did not reach an understanding as to terms that would be acceptable to both parties.

                    Late in the afternoon of September 27, 1996, Mr. D. Dwayne Hoven, President and Chief Executive Officer of Revco, sent a letter to Mr. Anthony J. Bruno, Chairman and Chief Executive Officer of Big B, in which he objected to certain provisions of Big B's proposed confidentiality agreement and with which he provided Revco's proposed form of confidentiality agreement.

                    On October 1, 1996, Mr. Bruno sent the
          following letter to Mr. Hoven:

                                        October 2, 1996

               Mr. Dwayne Hoven
               President and Chief Executive Officer
               Revco D.S., Inc.
               1925 Enterprise Parkway
                    Twinsburg, Ohio 44087

               Dear Dwayne:

                         I am writing in response to your letter to
               me of September 27, 1996 with which you included your proposed revisions to the confidentiality agreement that I sent you on September 23, 1996.

                         As you know, one of Big B's objectives in
               the process that we have undertaken is to promote the interests of Big B's shareholders by seeking through confidentiality agreements to discourage potential acquirors of Big B from efforts to minimize the value available to Big B's shareholders through litigation pressure or other tactics. If you are sincere in your repeatedly stated desire to work constructively with Big B, I encourage you to join the other interested parties who are proceeding consistent with this objective and promptly execute a confidentiality agreement on terms that Big B can accept. Provided that a suitable agreement can be reached, I and the other members of the Big B Board of Directors would welcome Revco's active participation in the process.

                         In response to the specifics of your
               proposed confidentiality agreement, let me begin by noting that a number of other potentially interested parties have executed confidentiality agreements providing for the same standstill restrictions that were included in the proposed form of confidentiality agreement that I sent to you on September 23 and that no party other than Revco has advised Big B that it will not execute a confidentiality agreement because of reservations concerning such standstill provisions. We believe that the responses from these parties, each of whom has expressed an interest in developing an acquisition proposal for Big B and is mindful that others are doing the same, clearly demonstrate that the standstill restrictions as proposed are entirely reasonable.

                         Even though what we have proposed has been
               found to be reasonable by all of the others, Big B would still prefer to reach a mutually acceptable confidentiality agreement with Revco. In the interests of doing so, I am enclosing a revised form of confidentiality agreement that Big B is prepared to execute with Revco and which I believe appropriately balances Big B's and Revco's interests. In order to preserve the level playing field for Revco and the other interested parties that we have sought to maintain, we will be communicating with each of the other parties with whom we have executed confidentiality agreements to offer to revise their agreements in accordance with the revised form being provided to you, whether or not we reach agreement with you.

                         Although the revised form of
               confidentiality agreement is self-explanatory, several points deserve emphasis:

                    * We have retained the proposed December 15, 1996 termination date previously discussed with your counsel rather than your November 15 proposal. The preliminary results of the process Big B has undertaken has confirmed us in our initial judgment that the additional time may be necessary for certain parties to formulate their best proposals. We have, however, sought to address your other expressed concerns by providing for an earlier termination in the event that Big B enters into a definitive and binding agreement to be acquired or takes certain other specified actions.

                    *    We continue to believe that pursuit by
                         Revco of rights plan litigation at this
                         juncture is clearly premature and would be inimical to the process under which Big B is seeking to develop and consider in an orderly manner alternative proposals. We have accordingly proposed that such litigation be stayed by both parties at this time but have agreed that it could be pursued once the termination date occurs.

                    * We remain unwilling to include several Big B covenants proposed by you because we believe that they would generally have the effect of inappropriately restricting the Big B Board of Directors' ability to comply with their fiduciary responsibilities while potentially chilling interest on the part of other parties. We have, however, sought to address your stated concerns that Big B not take certain kinds of actions while Revco's actions are restricted by accelerating the termination date under the circumstances described above. In any event, neither the revised confidentiality agreement nor the original proposed form of confidentiality agreement would restrict Revco's ability to seek judicial redress (other than concerning the rights plan as described above) at any time for actions which are taken by Big B or the Big B Board of Directors and which Revco believes violates its legal rights.

                         I remain hopeful that you will see the
               benefits for Revco that an agreement promptly be reached which evidences Revco's willingness to be part of an orderly process and which affords Revco access to Big B's confidential financial information. Whether or not Revco chooses to exclude itself from the confidential information, I assure you that the Big B Board of Directors will continue to act in the best interests of Big B's shareholders and will carefully consider any acquisition proposal that is timely received from Revco or any other party that appropriately reflects Big B's intrinsic value.

                                        Very truly yours,
                                        /s/ ANTHONY J. BRUNO

                                        Anthony J. Bruno
                                        Chairman of the Board and
                                        Chief Executive Officer

                    Included with such letter was a revised
          proposed form of confidentiality agreement (the "Revised Confidentiality Agreement"). A copy of the Revised
          Confidentiality Agreement is filed herewith as Exhibit 11 and is incorporated herein by reference.

                    On October 2, 1996, Big B communicated to the various parties which had previously executed confidentiality agreements Big B's offer to revise their confidentiality agreements in accordance with the Revised Confidentiality Agreement.

          ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

                    On September 23, 1996, Revco filed a notice of removal (the "Notice of Removal") removing the matter before the court in the action entitled Big B, Inc. v. Revco D.S., Inc. and RDS Acquisition Inc. (Circuit Court of Jefferson County, Alabama, Bessemer Division, C.A. No. CV-96-821) (the "Rights Plan Litigation"), concerning the validity of the Rights Plan, to the federal district court located in the Northern District of Alabama (the "District Court").

                    On September 24, 1996, Big B, Revco and RDS
          Acquisition reached an understanding regarding the information to be provided by Big B to Revco and RDS Acquisition pursuant to RDS Acquisition's demand pursuant to Section 16.02 of the Alabama Business Corporation Act to inspect Big B's securityholder lists and related corporate records. Pursuant to such understanding, Big B has provided the agreed upon information to Revco and RDS Acquisition.

                    Late in the afternoon on September 30, 1996, in connection with the Rights Plan Litigation, Revco filed a counterclaim and a motion for a preliminary injunction in the District Court. In such counterclaim, Revco challenges the validity of the Rights Plan and asserts that the Rights Plan violates Alabama law. Specifically, the counterclaim alleges that the Rights Plan's provisions discriminating against certain holders of 10 percent or more of the Big B Common Stock and allowing only the existing directors, and certain of their successors, to redeem the Rights issued under the Rights Plan illegally interfere with the rights of Big B shareholders. Revco also asked the Federal Court to grant a preliminary injunction enjoining the Rights Plan from impeding the Offer. Big B intends to vigorously defend against such actions. The complete text of such counterclaim and motion for preliminary injunction have been filed as an exhibit to Amendment No. 4 to Revco's Tender Offer Statement on Schedule 14D-1.

                    On October 1, 1996, Big B filed a motion to remand (the "Motion to Remand") with the District Court seeking to remand the Rights Plan Litigation to the Circuit Court of Jefferson County, Alabama, Bessemer Division. A copy of the Motion to Remand is filed herewith as Exhibit 12 and is incorporated herein by reference.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

               The following Exhibits are filed herewith:

          Exhibit 11:    Form of Revised Confidentiality Agreement

          Exhibit 12:    Motion to Remand


                                  SIGNATURE

                    After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                      BIG B, INC.

                                      By: /s/ ARTHUR M. JONES, SR.
                                      Name:  Arthur M. Jones, Sr.
                                      Title: President and Chief
                                             Operating Officer

          Dated:    October 2, 1996


                                 Exhibit Index

                                                               Page

          Exhibit 11:    Form of Revised Confidentiality
                         Agreement

          Exhibit 12:    Motion to Remand